


08006295

RECEIVED
2008 DEC 13 A 4:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105

Fax: +49 36 41/ 220-117

e-mail: j.brajer@meditec.zeiss.com

Division/Dept.: Corporate Affairs
Your contact: Jens Brajer

Our ref.: JB/LFi
Date: 2008-12-09

SUPPL

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press Release	2008-12-09

PROCESSED
DEC 23 2008
THOMSON REUTERS

Best regards,

Carl Zeiss Meditec AG
i. V. i. A.

Jens Brajer
Director Corporate Affairs

Lydia Fischer
Assistant Corporate Affairs

RECEIVED
2008 DEC 18 A 4:47


ZEISS

CARL ZEISS MEDITEC

Carl Zeiss Meditec: Stable performance and growth in a difficult environment

Revenue grows 5.4% in FY 2007/2008 - Consolidated net income after minority interest climbs 13.2% – Dividend to increase slightly year-on-year to € 0.18 (previous year: € 0.16)

(Jena, 9 December 2008) Medical technology company Carl Zeiss Meditec ended financial year 2007/2008 on a positive note, having achieved a slight increase in revenue and consolidated net income compared with the previous year. In financial year 2007/2008 Carl Zeiss Meditec posted consolidated revenue of € 600.2 million, corresponding to an increase of 5.4% year-on-year (previous year: € 569.7 million). With double-digit consolidated revenue growth rates, the "Europe, Middle East and Africa" and "Asia/Pacific" regions proved to be important growth drivers. These regions more than compensated for the restrained development of sales on the US market and the weakness of the US dollar during the financial year. EBIT amounted to € 67.8 million in financial year 2007/2008 and was thus almost on a par with the previous year (€ 70.4 million). Consolidated net income after minority interest increased by 13.2% year-on-year, from € 47.8 million to € 54.0 million in financial year 2007/2008, due to the Company's sound financing structure. Earnings per share after minority interest thus increased accordingly in financial year 2007/2008 to € 0.66 (previous year: € 0.61).

The equity ratio was 70.0% as of 30 September 2008 (30 September 2007: 69.1%). Net cash (*cash less bank loans*) amounted to € 210.4 million at the end of the financial year (30 September 2007: € 223.7 million)

"Even despite the difficult state of the global economy we still achieved the targets we set ourselves for financial year 2007/2008," says Dr. Michael Kaschke, President and CEO of Carl Zeiss Meditec. "We are also sticking to our long-term dividend policy, regardless of these conditions, and shall propose to the General Meeting in 2009 the payment of a dividend of € 0.18 per share," continued Dr. Kaschke.

Pressemitteilung


ZEISS
CARL ZEISS MEDITEC

Consolidated revenue by strategic business segement

Consolidated revenue in our "Ophthalmic Systems" strategic business unit, which mainly deals in diagnostic and treatment systems for ophthalmology, fell by 2.3% compared with the previous year, from € 291.6 million to € 285.0 million. Consolidated revenue was heavily impacted in the reporting period by currency effects. This is particularly attributable to the weakness of the key currencies, US dollars and Japanese yen, which persisted for most of the financial year. Adjusted for currency effects, the SBU achieved revenue growth of 3.5%. Development was also hampered by the buying resistance of many customers, due to the ongoing uncertainty regarding general economic conditions, particularly in the USA. In the "Surgical Ophthalmology" strategic business unit, which mainly deals in implants and consumables for ophthalmology, Carl Zeiss Meditec generated consolidated revenue of € 74.0 million, compared with € 50.0 million in the previous year. Besides the encouraging performance of new products, the 48.0% increase in revenue in this SBU is also due to the acquisition of ophthalmic surgery specialist Acri.Tec GmbH at the beginning of the financial year. In its "Neuro/ENT Surgery" strategic business unit the Group achieved revenue of € 241.2 million in financial year 2007/2008 (previous year € 228.1 million). The positive sales trend in this business unit is mainly attributable to innovative products, such as the OPMI® Pentero® surgical microscope used in neuro surgery, and the OPMI Lumera® launched in the past financial year, which is used in ophthalmic surgery.

The "Neuro-/ENT Surgery" SBU thus generated a share of 40.2% (previous year: 40.0%) of consolidated revenue. The share of consolidated revenue generated by the "Ophthalmic Systems" strategic business unit amounted to 47.5% (previous year: 51.2%); the remaining 12.3% (previous year: 8.8%) was attributable to the "Surgical Ophthalmology" SBU.

Consolidated revenue by region

Due to a successful fourth quarter, the "Americas" region remained the biggest generator of revenue in financial year 2007/2008. The trend in this region improved continuously over the course of the year, however. Consolidated revenue in this region did, however, decline year-on-year by



12.7% to € 212.8 million (previous year: € 243.8 million), which is largely due to currency effects. Adjusted for currency effects, there was a slight decline in revenue of 2.8%. The region's share of consolidated revenue decreased year-on-year to 35.4% (previous year: 42.8%), which was also attributable to the strong growth in the other two regions. Consolidated revenue in the "Europe, Middle East and Africa" (EMEA) region, for example, increased by 14.7% year-on-year, from € 169.3 million in the previous year to € 194.1 million in financial year 2007/2008. Positive effects were had by sales of innovative diagnostic equipment, surgical microscopes and intraocular lenses. This region thus accounted for 32.3% of Carl Zeiss Meditec's total revenue (previous year: 29.7%). The strongest growth region was the "Asia/Pacific" region. Consolidated revenue here increased by 16.6% in the reporting period from € 118.8 million in the previous year to € 138.5 million. The upturn in the Japanese market also contributed to this positive trend. In total, this region accounted for a 23.1% share of consolidated revenue in financial year 2007/2008, compared with 20.9% the previous year. In Germany, Carl Zeiss Meditec generated consolidated revenue of € 54.8 million in financial year 2007/2008 (previous year: € 37.9 million). Germany as a regional market thus increased its share of consolidated revenue to 9.2% (previous year: 6.6%).

"We are thus one step closer to achieving our strategic objective of balanced revenue growth in our three regions," continued Dr. Kaschke.

As of 30 September 2008 the Carl Zeiss Meditec Group employed a worldwide workforce of 2,152 (previous year: 1,929).

Outlook

"In the last financial year we geared our organisation to the new market requirements early on. We shall continue to focus on stable business growth and on keeping the profitability we have already achieved. We also plan to improve our profitability in the medium term, without neglecting the investment necessary for further growth," concluded Dr. Kaschke.


ZEISS
CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704), which is listed on TecDAX of the German stock exchange, is one of the world's leading medical technology companies.

The Company supplies innovative technologies and application-orientated solutions which enable doctors to improve the quality of life of their patients. The Company offers complete solutions, including implants and consumables, to diagnose and treat ophthalmic diseases.

The Company's "Neuro/ENT Surgery" strategic business unit provides innovative visualisation solutions. Carl Zeiss Meditec's medical technology portfolio is rounded off by promising future technologies, such as intraoperative radiation therapy.

The Company's around 2,100 employees generated revenue of about € 600 million in financial year 2007/08 (30 September). The registered office of Carl Zeiss Meditec is located in Jena, Germany. In addition to other subsidiaries in Germany, the Company is represented by over 50 percent of its employees at sites in the USA, Japan, Spain and France.

Thirty-five percent of Carl Zeiss Meditec's shares are in free float. The remaining 65 percent are held by Carl Zeiss AG, one of the world's leading groups engaged in the optical and opto-electronics industry. The five independently run business segments of Carl Zeiss AG operate in the future markets "Medical and Research Solutions", "Industrial Solutions" and "Lifestyle Products". Carl Zeiss AG is domiciled in Oberkochen, Germany.

For further information please visit our website at: http://www.meditec.zeiss.de

Contact

Carl Zeiss Meditec AG

Investor Relations
Patrick Kofler
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 06
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Corporate Communications
Eva Sesselmann
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 3 31
Fax: +49 (0) 36 41 - 2 20 - 1 12

E-mail: press@meditec.zeiss.com
Web: http://www.meditec.zeiss.com


Pressemitteilung


END